FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of <u>July 2005</u>

Rubicon Minerals Corporation

(Translation of Registrant's Name into English)

1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20   √   Form 40-F   _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   _____   No   √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANY NAME CORPORATION

Date: Date: July 27, 2005

By: *"David W. Adamson"*

David W. Adamson

Title **President & CEO**

NEWS RELEASE

RUBICON
MINERALS CORPORATION

PRESS RELEASE
RUBICON MINERALS CORPORATION
RUBICON MINERALS CORPORATION ANNOUNCES
$3 MILLION BOUGHT DEAL FINANCING

July 26, 2005 - Toronto, Ontario - RUBICON MINERALS CORPORATION (TSX:RMX; AMEX:RBY) is pleased to announce that it has entered into an agreement with First Associates Investments Inc. ("Underwriter") pursuant to which the Underwriter has agreed to purchase 4,616,000 Units, at a price of $0.65 per Unit for aggregate proceeds to Rubicon of $3,000,400. Each Unit will be comprised of one common share (a **"Common Share"**) and one-half of one common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to acquire one additional Common Share at an exercise price of $0.85 per Common Share at any time on or before 24 months from Closing. The Underwriter has the option to purchase up to an additional 4,616,000 Units at $0.65 per Unit at any time up to two business days prior to Closing. The offering is scheduled to close on or about August 16, 2005 and closing is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX and AMEX. The securities issued pursuant to the offering shall be subject to a four month hold period in Canada in accordance with applicable securities laws.

The proceeds raised from the Unit offering shall be used by Rubicon to maintain its percentage ownership interest in Africo Resources Ltd, for capital expenditures on the Company's exploration properties and for general working capital.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

For further information visit the Rubicon website at www.rubiconminerals.com or contact:

David Adamson
President & Chief Executive Officer
604-623-3333

Or

Bill Cavalluzzo
VP Investor Relations
Toll Free: 1-866-365-4706
bcavalluzzo@rubiconminerals.com

NEWS RELEASE

RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: **RMX**   AMEX SYMBOL: **RBY**   PR05-14 JULY5, 2005

RUBICON PROPOSES $3,000,000 BROKERED PRIVATE PLACEMENT
Proceeds to fund its investment in Africo, for capital expenditures on Nevada properties and working capital

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

VANCOUVER, CANADA: **David W. Adamson**, President and CEO of **Rubicon Minerals Corporation (RMX.TSX; AMEX-RBY)** is pleased to announce that the Company has agreed to raise $3,000,000 by way of brokered private placement through the sale to qualified purchasers of units on a best efforts agency basis at a price per unit to be determined in the context of the market. Each unit consists of one common share and one-half common share purchase warrant with each whole warrant entitling the holder to purchase one additional common share for 24 months following closing at an exercise price to be determined in the context of the market.

First Associates Investments Inc. ("Agent") will act as agent and will be entitled to receive a 7.0% cash commission and compensation options to acquire units in an amount equal to 7% of the number of units sold pursuant to the private placement. Each compensation option will entitle the holder to acquire one unit at the unit price for a period of 24 months following closing. The Company has granted the Agent an option exercisable at any time up to 2 days prior to closing to increase the issuance of units by up to $3,000,000. If the Company and the Agent are unable to settle the final terms of the private placement by 5:00 p.m. July 21, 2005, the Company will be entitled to terminate the engagement. All of the securities will be subject to a four month hold period in Canada following closing.

The net proceeds of the private placement will be used to fund the Company's investment in Africo Resources Inc., for capital expenditures in relation to the Nevada properties indirectly owned through its subsidiary, Toquima Minerals Corporation, and for working capital. The private placement is subject to acceptance for filing by The Toronto Stock Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "*US Securities Act*") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the *US Securities Act* and applicable state securities laws or an exemption from such registration is available.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. The Company has a 35.61% interest in a private B.C. corporation, Africo Resources Ltd. The Company also holds a 60% interest in Toquima Minerals Corporation, a Nevada and Alaska focused exploration company.

RUBICON MINERALS CORPORATION

David W. Adamson
President & CEO

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com

Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

NEWS RELEASE



RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: **RMX**   AMEX SYMBOL: **RBY**   PR05-14 JULY5, 2005

AFRICO RESOURCES LTD. (35.6% OWNED BY RUBICON MINERALS) ENTERS INTO AGREEMENT TO ACQUIRE SIGNIFICANT PROPERTY ADJACENT TO ITS KALUKUNDI DEPOSIT

David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX)** is pleased to announce that the board of Africo Resources Ltd ("Africo"), a private B.C. Company in which Rubicon holds a 35.6% interest, has approved an agreement which allows Africo to acquire a 70% interest in a significant land package (the "Kamasani concession"). The Kamasani concession, located at the western end of the copper belt in the DRC, comprises approximately 100 sq kilometres and surrounds Africo's Kalukundi concession. The Kalukundi deposit contains an inferred, near-surface oxide resource* of 16.9 million tonnes grading 3.03% copper and 0.66% cobalt down to a vertical depth of 150m. Current diamond drilling and feasibility programs, scheduled for completion during Q4, 2005, are designed to upgrade the classification of that portion of the resource between 0 and 100 metres below surface.

The main features of the Kamasani acquisition are as follows:

- It significantly expands Africo's property holdings and comprises a large, strategic and contiguous property package offering potential for development of new resources and long term project sustainability.

- It contains at least eight mineralized areas, up to 900 metres in length, developed at surface, which exhibit strong geological similarities to the upper, cobalt-bearing, part of the mineralized sequence developed at Kalukundi. Africo will evaluate the potential that mineralized areas at Kamasani are underlain by the typical ore bearing units seen at Kalukundi and elsewhere in the region.

- One zone (Mashitu) is located immediately adjacent to Kalukundi. Historical drilling from a small target at the southwestern margin of this zone (four drill holes completed by state mining company, Gecamines) has returned encouraging intercepts including up to 19.4 metres of 3.6% copper and 0.32% cobalt Preliminary field investigations at Mashitu by Africo geologists suggest the potential at Mashitu for mineralized units with approximate dimensions of approximately 500 metres long by up to 45 metres thick. This target will be the subject of diamond drilling by Africo over the next 120 days to confirm and to provide a preliminary test of this zone.

"The potential to expand the Kalukundi deposit, combined with known mineralization on the extensive adjacent Kamasani concession puts the Company in a unique position to realize rapid expansion in this prolific copper and cobalt producing region. The company is committed to developing strong operational management and to securing strong financial support to put its business plan into effect" stated David Adamson.

Under the terms of the agreement, Africo can acquire a 70% interest in the Kamasani concession from La Congolaises des Mines et de Development s.p.r.l ("Comide"), by making an irrevocable cash payment by June 30th 2005 (paid) of US$500,000. Thereafter, and upon successful completion of due diligence by Africo, it will make payments to Comide of US$2 million by October 31, 2005 and, only in the event that a bankable feasibility study is completed on the Kamasani concession, a payment of $2 million within 30 days of completion of such study. Should the feasibility study indicate in excess of 250,000 tons of economically viable copper and copper equivalent resource, an additional payment of US$2 million will be due. Should the feasibility study indicate in excess of 500,000 of economically viable copper and copper equivalent resource, a further additional payment of US$2 million will be due. Africo will be responsible for work program costs.

The preliminary field investigations by Africo, which will require more compete evaluation during due diligence, have been made under the supervision of Mike Keating, Chief Operating Officer of Africo and QP

RUBICON MINERALS CORPORATION

"David W. Adamson"
President & CEO

*The Kalukundi resource has been categorized in a March 2004 report as an Inferred Resource by SRK Consulting in accordance with the JORC code for reporting of minerals resources which conforms to the requirements of National Instrument 43-101. The report has been prepared by V.M. Simposya, Pr. Sci. Nat and reviewed by Dr. M. Harley, who is a qualified person under the JORC Code, both are in the employ of SRK Consulting. The resource is based on eight drill holes completed in 1986-87 by Gecamines (2696.7 metres) and a further 12 drill holes by JCI Consolidated in 2002 (1439.85 metres). Borehole spacing is at an average 100 metres spacing. Structural measurements and geological contacts from boreholes, drillholes and trenches were used in sectional and, thereafter, three dimensional wireframe models. Uncertainties in the resource derive from poor core recoveries, unknown extent of surface leaching and limited data within 50 metre of surface. The estimate of mineral resources may be materially affected by unknown environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Note that the current dimensions of the Comide property are approximate only and will require confirmation during due diligence.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

FORM 51-102F3
Material Change Report

Item 1.   <u>Name and Address of Company</u>

       Rubicon Minerals Corporation (the "Company")

       Suite 1540 - 800 West Pender Street

       Vancouver, British Columbia

       V6C 2V6

Item 2.   <u>Date of Material Change</u>

       July 12, 2005

Item 3.   <u>News Release</u>

       July 14, 2005, Vancouver, British Columbia. Disseminated through CCN Matthews.

Item 4.   <u>Summary of Material Change</u>

       The Company proposes a $3,000,000 Brokered Private Placement.

Item 5.   <u>Full Description of Material Change</u>

       The Company has agreed to raise $3,000,000 by way of brokered private placement through the sale to qualified purchasers of units on a best efforts agency basis at a price per unit to be determined in the context of the market. Each unit consists of one common share and one-half common share purchase warrant with each whole warrant entitling the holder to purchase one additional common share for 24 months following closing at an exercise price to be determined in the context of the market.

       Pursuant to an Engagement Agreement dated July 12, 2005 between the Company and First Associates Investments Inc. ("Agent"), attached hereto as Schedule A, the Agent will act as lead agent and will be entitled to receive a 7.0% cash commission and compensation options to acquire units in an amount equal to 7% of the number of units sold pursuant to the private placement. Each compensation option will entitle the holder to acquire one unit at the unit price for a period of 24 months following closing. The Company has granted the Agent an option exercisable at any time up to 2 days prior to closing to increase the issuance of units by up to $3,000,000. If the Company and the Agent are unable to settle the final terms of the private placement by 5:00 p.m. July 21, 2005, the Company will be entitled to terminate the engagement. All of the securities will be subject to a four month hold period in Canada following closing.

Under the terms of the Engagement Agreement, if within 6 months the private placement does not complete because of the Company's decision to pursue an alternative business transaction, the Company shall pay the Agent an amount equal to the commission that the Agent would have earned if the private placement had been completed and the Agent's costs and expenses incurred to that date. An alternative business transaction does not include the financing arranged by the Company that is supplementary to the private placement nor does it include the Company terminating the Engagement Agreement if the Company and the Agent are unable to settle the final terms of the private placement by 5:00 p.m. July 21, 2005.

The net proceeds of the private placement will be used to fund the Company's investment in Africo Resources Inc., for capital expenditures in relation to the Nevada properties indirectly owned through its subsidiary, Toquima Minerals Corporation, and for working capital. Closing of the private placement is subject to completion of the Agent's due diligence, acceptable market conditions at the time of marketing, execution of formal documentation, including an agency agreement, approval of applicable regulatory authorities and other conditions set out in the Engagement Agreement.

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

Item 7.   **Omitted Information**

None

Item 8.   **Executive Officer**

David W. Adamson, President & CEO
(604) 623-3333

Item 9.   **Date of Report**

July 15, 2005